1001 West Fourth St. Winston-Salem NC 27101-2400 t 336 607 7300 f 336 607 7500 www.KilpatrickTownsend.com

August 26, 2015	Jeffrey T. Skinner direct dial 336 607 7512 direct fax 336 734 2608 JSkinner@KilpatrickTownsend.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Virtus ETF Trust II (the “Trust”) (File No. 811-23078); on behalf of the Virtus Newfleet High Yield Income ETF (the “Fund”), a series of the Trust

Ladies and Gentlemen:

Pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, and section 6(a) of the Securities Act of 1933, as amended, transmitted herewith is the registration statement on Form N-1A for the Fund, the initial series of the Trust. Pursuant to Securities Act Release No. 33-7331, no fees are being paid with these filings.

Please contact the undersigned with any questions or comments regarding this filing.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner